January 8, 2008

Mail Stop 4561

Willis B. Hale
Chief Executive Officer
Peer Review Mediation and Arbitration, Inc.
1450 S. Dixie Highway, Suite 201
Boca Raton, FL 33432

Re: Peer Review Mediation and Arbitration, Inc.
Amendment No. 2 to Form 10-SB12(g)
Filed on December 20, 2007
File No. 0-52712

Dear Mr. Hale:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.

Risk Factors, page 12

1.   On page 12 you reference a report dated September 30, 2007 by your auditor Ronald R. Chadwick, P.C. We note on page F-3 that the audit report is dated June 12, 2007. Please reconcile this difference.

Management's Discussion and Analysis..., page 15

Acquisitions, page 20

2.   You disclose that in 2006, you acquired marketable securities from an unrelated party, but on page F-8 you indicate that you acquired the same marketable securities from a related party. Please clarify or revise.

Executive Compensation, page 25

3.   Please revise your summary compensation table to comply with the requirements under Item 402 of Regulation S-B. Also, please update the disclosure to include compensation amounts for the year ended December 31, 2007.

Part II

Item 4. Recent Sales of Unregistered Securities, page 32

4.   Please refer to prior comment 13. Please tell us the factual basis for the exemptions relied upon, including the number of accredited investors to whom you issued shares, as well as whether or not you used general solicitation or advertising in connection with the offer and sale of the securities. We note that you distributed the Series II Preferred Shares to 270 former Merge Media shareholders.

Consolidated Statements of Income and Comprehensive Income, page F-5

5.   We have reviewed your response to comment #16. It appears the amounts that you have broken out as costs of sales on your statements of income are still included as selling, general and administrative expenses in your discussion of results of operations in your MD&A. Please revise to disclose which costs are included as costs of sales. Additionally, tell us in your response what fees you pay to expert reviewers that are not included in costs of sales.

Consolidated Statements of Cash Flows, page F-8

6.   Please revise your statements of cash flows to show loans received from related parties as cash flows from financing activities.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric McPhee, Accountant, at (202) 551-3693 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale, Staff Attorney, at (202) 551-3402 or the undersigned at (202) 551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Via Facsimile
        Robert Brooks